Mail Stop 4561

March 24, 2009

Mr. V. Chase McCrea III
Home Solutions of America, Inc.
1340 Poydras Street
Suite 1800
New Orleans, LA 70112

> **Re:** **Home Solutions of America, Inc.**
> **Items 4.01 and 4.02 Form 8-K**
> **Filed February 12, 2009**
> **File No. 1-31711**

Dear Mr. McCrea:

We have reviewed your response letter dated March 20, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed February 12, 2009

Item 4.02 Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review

1.   We note your response to our prior comment two. We continue to believe that you have not complied with Item 4.02(b)(3), as you have not provided a brief description of the information provided by the accountant within Item 4.02 of your Form 8-K. Further, we continue to believe that your disclosure of the revenue recognition issue within Item 4.01 does not provide an adequate description of the accounting issue. Please revise.

General

2.   Within your next response, please provide to us the management representations requested at the end of our February 13, 2009 letter.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions, please call the undersigned at (202) 551-3295.

                                        Sincerely,

                                        Jennifer Monick
                                        Senior Staff Accountant